Van Kampen Trust for Investment Grade New York Municipals (VTN)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on October 21, 2005, the shareholders of Van Kampen New York Quality Municipal Trust and Van Kampen New York Value Municipal Income Trust (the "Target Fund") each approved an Agreement and Plan of Reorganization, dated February 3, 2005, between each Target Fund and Van Kampen Trust for Investment Grade New York Municipals (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law. As contemplated by each Agreement and Plan of Reorganization, the shareholders of the Acquiring Fund approved the issuance of additional common shares.

Common shares:

For:      2,797,502
Against:  173,696.939
Abstain:  292,635.686